UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

  Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

2024 Form 20-F filing

São Paulo, April 22, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”) informs that the 2024 Form 20-F annual report was filed today with the U.S. Securities and Exchange Commission (SEC).

Such document is available for download at the Company’s website (ri.ultra.com.br), and a hard copy of the complete audited financial statements can be obtained, free of charge, upon request by email (invest@ultra.com.br) to the Investor Relations Department.

Alexandre Mendes Palhares

Diretor Financeiro e de Relações com Investidores

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2025

ULTRAPAR HOLDINGS INC.
By: /s/Alexandre Mendes Palhares
Name: Alexandre Mendes Palhares
Title: Chief Financial and Investor Relations Officer

(Market announcement)